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04019619

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NUMBER |
|---|
| 8-48130 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL RECEIVED PROCESSING
OCT 19 2004
WASH. D.C.

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING July 1, 2003 (MM/DD/YY) AND ENDING June 30, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Novus Securities Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1715 114TH AVE SE NO. 110
(No. and Street)

BELLEVUE, WA 98004
(City) (State) (Zip Code)

PROCESSED
NOV 09 2004
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shu-Ming Chang (425) 462-8925
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shen and Company, P.S.
(Name — if individual, state last, first, middle name)

815 S. Weller St. No. 113, Seattle, WA 98104
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, Shu-Ming Chang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ~~Novus Securities Corp.~~, as of ~~June 30~~, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

STATE OF WASHINGTON
COUNTY OF
SUBSCRIBED AND SWORN TO (or affirmed) BEFORE ME
ON 10/06/04 BY CHANG, SHU MING

NOTARY PUBLIC

NAME PRINTED JOSEPH W FONG

MY APPOINTMENT EXPIRES 07-09-2008.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✗ (0) Independent auitor's report on internal accouhting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
OCT 1 9 2004
WASH., D.C. 208 SECTION

**NOVUS SECURITIES, CORP.**
**FINANCIAL STATEMENTS**
**JUNE 30, 2004**

**Shen**
**& Company P.S.**
**Certified Public Accountant**

MEMBERS OF AMERICAN INSTITUTE
OF
CERTIFIED PUBLIC ACCOUNTANTS

815 S. Weller St. No. 113
Seattle, WA 98104
Telephone 206/343-0078
Telecopier 206/343-9978

Board of Directors
Novus Securities Corp.
Bellevue, Washington

We have audited the accompanying statement of financial condition of Novus Securities Corp. as of June 30, 2004, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Novus Securities Corp. as of June 30, 2004, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contain in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

**SHEN AND COMPANY, P.S.**

S and Company P.S.

October 5, 2004

**Novus Securities Corp.**
**Statement of Financial Condition**
**June 30, 2004**

## Assets

| | | |
|---|---|---|
| Cash In Bank | $ | 4,867 |
| Deposits with clearing organizations and others | | 10,219 |
| Investments | | 4,510 |
| Furniture, equipment and organization cost, at cost less accumulated depreciation and amortization of $41,400 | | 10,598 |
| Security Deposit | | 6,182 |
| Other Receivable | | 302 |
| Total Assets | $ | 36,678 |

## Liabilities & Stockholders' Equity

| | | |
|---|---|---|
| Liabilities - Accounts Payable | $ | 455 |
| Stockholders' Equity | | |
| Common Stock | | 58,000 |
| Retained Earnings | | (21,777) |
| Total Liabilities & Stockholders' Equity | $ | 36,678 |

The accompanying notes are an integral part of these financial statements.

**Novus Securities Corp.**
**Statement of Income**
**For the Year ended June 30, 2004**

| | | |
|---|---|---|
| Revenues | | |
| Commissions | $ | 263,191 |
| Interest Income | | 3 |
| | | 263,194 |
| Expenses | | |
| Advertising | | 3,235 |
| Auto Expenses | | 2,752 |
| Bank Charge | | 188 |
| Bond | | 340 |
| Charity Contributions | | 50 |
| Commission | | 68,852 |
| Depreciation | | 3,972 |
| Dues & Subscriptions | | 9,898 |
| Insurance | | 7,920 |
| Lease of Equipment | | 9,938 |
| Miscellaneous Expenses | | 1,144 |
| Office Expenses | | 939 |
| Salaries | | 87,163 |
| Payroll Tax | | 9,011 |
| Postage | | 403 |
| Professional Fee | | 1,493 |
| Promotion Expenses | | 813 |
| Rent | | 46,018 |
| Repair & Maintenance | | 481 |
| Supplies | | 1,781 |
| Taxes & License | | 5,421 |
| Telephone | | 5,652 |
| Training | | 378 |
| Travel | | 2,062 |
| Total Expenses | | 269,904 |
| Net Income | $ | (6,710) |
| Earnings per Share of Common Stock | $ | (1.16) |

The accompanying notes are an integral part of these financial statements.

**Novus Securities Corp.**
**Statement of Changes In Stockholders' Equity**
**For the Year ended June 30, 2004**

| | Capital Stock | | Additional | | |
|---|---|---|---|---|---|
| | Preferred | Common | Paid-in Capital | Retained Earnings | Treasury Stock |
| Balance at July 1, 2003 | $ 0 | $ 58,000 | $ 0 | $ (15,067) | $ 0 |
| Net Income | | | | (6,710) | |
| Prior period adjustment | | | | | |
| Balances at June 30, 2004 | $ 0 | $ 58,000 | $ 0 | $ (21,777) | $ 0 |

The accompanying notes are an integral part of these financial statements.

**Novus Securities Corp.**
**Statement of Changes In Liabilities**
**Subordinated to Claims and General Creditors**
**For the Year ended June 30, 2004**

| | | |
|---|---|---|
| Subordinated Liabilities at July 1, 2003 | $ | 0 |
| Increase | | 0 |
| Decrease | | 0 |
| Subordinated Liabilities at June 30, 2004 | $ | 0 |

The accompanying notes are an integral part of these financial statements.

**Novus Securities Corp.**
**Statement of Cash Flows**
**For the Year ended June 30, 2004**

| | | |
|---|---|---|
| Cash Flows from Operating Activities | | |
| Net Income | | $ (6,710) |
| Adjustments to reconcile Net Income to cash provided by Operating Activities: | | |
| Depreciation | $ 3,972 | |
| Changes in Assets and Liabilities: | | |
| Decrease in Accounts Payable | (1,271) | |
| | | 2,701 |
| Net Cash Used in Operating Activities | | (4,009) |
| Cash Flows from Investing Activities | | |
| Increase in Equipment | (402) | |
| Net Cash Used in Investing Activities | | (402) |
| Net Increase in Cash | | (4,411) |
| Cash - beginning of year | | 9,278 |
| Cash - end of year | | $ 4,867 |

The accompanying notes are an integral part of these financial statements.

**Novus Securities Corp.**
**Notes to Financial Statements**
**June 30, 2004**

**Note A** - Summary of Significant Accounting Policies

Nature of Operations

Novus Securities Corp. is an introductory broker/dealer. The Company is located in Bellevue, Washington.

Basis of Accounting

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue code, under those provisions, the Company does not pay federal corporate income tax. Instead, the stockholders are liable for their individual federal income taxes on their respective shares of income.

**Note B** - Furniture and Equipment

Furniture and equipment are recorded at cost and depreciated over their estimated useful lives, using the straight-line method as follows:

| | June 30, 2004 | |
|---|---|---|
| | Years | Total |
| Furniture | 5 to 7 | $ 26,070 |
| Equipment | 5 to 7 | 14,646 |
| | | 40,716 |
| Less: Accumulated Depreciation | | (30,118) |
| | | $ 10,598 |

**Note C** - Commitments

At June 30, 2004, the Company is obligated under non-cancellable operating lease for office space. Minimum rental payments through the lives of the lease are as follows:

Year ending June 30, 2004 :

| | |
|---|---|
| 2005 | $ 46,956 |
| 2006 | 48,216 |
| 2007 | 50,184 |
| | $ 145,356 |

**Schedule 1**
**Novus Securities Corp.**
**Computation of Net Capital Under Rule 15c3-1 of the**
**Securities and Exchange Commission**
**As of June 30, 2004**

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total stockholders' equity | | $ 36,223 |
| Deduct stockholders' equity not allowable for net capital | | 0 |
| Total stockholders' equity qualified for net capital | | 36,223 |
| Add: | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | 0 |
| B. Other (deductions) or allowable credits - deferred income taxes payable | | 0 |
| Total capital and allowable subordinated liabilities | | 36,223 |
| Deductible and/or charges | | |
| A. Non-allowable assets | | |
| Furniture, equipment, and leasehold improvement | $ 10,598 | |
| Other assets | 6,484 | 17,082 |
| Net capital before haircuts on securities positions | | 19,141 |
| Haircuts on securities | | 0 |
| NET CAPITAL | | $ 19,141 |
| AGGREGATE INDEBTEDNESS | | |
| Items included in statement of financial condition | | |
| Other accounts payable and accrued expenses | | 455 |
| Total aggregate indebtedness | | $ 455 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | | |
| Minimum net capital required | | $ 5,000 |
| Excess net capital at 1500% | | $ 14,141 |
| Excess net capital at 1000% | | $ 19,095 |
| Ratio: Aggregate indebtedness to net capital | | 0.02 to 1 |

RECONCILIATION WITH COMPANY'S COMPUTATION:

There was no material difference between these computations and the computation included in the Company's Part IIA of Form X-17a-5 unaudited report as of June 30, 2004

**Shen**
**& Company P.S.**
Certified Public Accountant

MEMBERS OF AMERICAN INSTITUTE
OF
CERTIFIED PUBLIC ACCOUNTANTS

815 S. Weller St. No. 113
Seattle, WA 98104
Telephone 206/343-0078
Telecopier 206/343-9978

Board of Directors
Novus Securities Corp.
Bellevue, Washington

In planning and performing our audit of the financial statements of Novus Securities Corp. for the year ended June 30, 2004 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of difference required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 Regulation T of the board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's abovementioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the Specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within timely period by employees in the normal course of performing their assigned function. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish that objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practice and procedures were adequate at June 30, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

**SHEN AND COMPANY, P.S.**

October 5, 2004